Exhibit 14.1

CODE OF ETHICS

As Amended and Restated by the Board of Directors on July 23, 2020

As Amended and Restated on July 23, 2020

SIMMONS FIRST NATIONAL CORPORATION CODE

OF ETHICS

The reputation and prestige of Simmons First National Corporation (together with its subsidiaries, the “Corporation”) rest on the conduct of its directors, advisory directors, officers and associates (the “Representatives”), each of whom is aware that he or she represents the Corporation in his or her dealings with the public and the Corporation’s customers. As such, the Corporation’s Board of Directors (the “Board”) has approved and adopted this Code of Ethics (this “Code”) to ensure that all Representatives of the Corporation conduct the business in accordance with the highest ethical standards of conduct. The Board desires that this Code serve as both a reminder and a guideline, not only for the Corporation’s current Representatives, but also its future Representatives.

This Code applies to all directors, advisory directors, officers and associates of the Corporation.

Administration and Enforcement

Except as expressly provided otherwise herein, this Code will be administered and enforced by the Corporation’s Chief People Officer, who will act as the Corporate Ethics Compliance Officer of the Corporation.

The Corporation has established an Ethics Committee, which will be comprised of representatives from Management and chaired by the Chief People Officer. The Ethics Committee will review any reports of, and take appropriate action with respect to, potential violations of this Code by officers and associates. The Corporation’s Nominating and Corporate Governance Committee (“NCGC”) shall review any reports of, and take appropriate action with respect to, potential violations of this Code by directors or advisory directors. The NCGC and the Ethics Committee will serve as resources to the Corporation’s Representatives, who are encouraged to seek guidance regarding the application or interpretation of this Code. (Hereinafter, the “Appropriate Administrative Body” shall refer to the Ethics Committee and/or NCGC, as appropriate.)

All Representatives are expected to cooperate fully in any investigation of any potential violation of this Code.

General

All Representatives of the Corporation are to conduct the Corporation’s business according to the highest ethical standards of conduct. In doing so, they are expected to devote their best efforts to the interests of the Corporation and the conduct of its affairs. All Representatives of the Corporation have the responsibility of doing their jobs to the best of their ability, keeping in mind at all times that they represent the Corporation in their dealings with the public. Every effort should be made by these individuals to soundly, profitably and ethically advance and promote the interests of the Corporation.

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As Amended and Restated on July 23, 2020

Speculation

All Representatives of the Corporation should be careful not to overextend themselves financially, nor assume any financial or investment position that will reflect unfavorably on the Corporation.

Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation upon which the Corporation’s ethical standards are built. All Representatives of the Corporation must respect and obey the laws, rules and regulations of the jurisdictions in which the Corporation operates. Any Representative of the Corporation who is unsure about any aspect of these laws should seek guidance from the Appropriate Administrative Body.

Conflicts of Interest

All Representatives of the Corporation are prohibited from using their position with the Corporation to promote or advance their personal interest, either directly or indirectly.

Associates of the Corporation who are considering or have outside employment, including self-employment, must discuss such matter with their immediate supervisor and obtain approval from Human Resources prior to accepting the employment. The primary business responsibility of all associates of the Corporation is to the Corporation, and outside employment must never reduce the efficiency of one’s work at the Corporation.

An associate of the Corporation will be required to decline or resign from an outside position that involves handling financial matters for an outside employer when that employer is a customer of the Corporation (e.g., deposit preparation, financial recordkeeping, statement and account reconciliation, etc.).

Associates of the Corporation should take care to avoid or, at the very least, minimize ownership and management involvement in activities that are in direct competition with local businesses, as such activities could logically lead customers to conclude that a conflict of interest exists. Accordingly, all officers and associates of the Corporation must report to their immediate supervisor and to Human Resources any outside business, partnership or ownership in which they participate.

Related Party Business Dealings

All Representatives of the Corporation must notify the General Counsel of any proposed “transaction” with the Corporation in which they or their “immediate family member” may derive a benefit or give an appearance of a conflict of interest. The General Counsel, in coordination with the NCGC, will conduct a review to evaluate the transaction and determine if the proposed terms are comparable to terms available from an unrelated third party.

For purposes of the above, “transaction” excludes normal banking products and services available to the general public at similar terms and “immediate family member” includes the following: spouse, parents and grandparents, children and grandchildren, brothers and sisters, mother-in-law and father-in-law, brothers-in-law and sisters-in-law and daughters- in-law and sons-in-law. “Sister-in-law” means one of the following: husband’s sister, wife’s sister or brother’s wife. “Brother-in-law” means one of the following: wife’s brother, husband’s brother or sister’s husband. Note: Husband’s brother’s wife, or wife’s sister’s husband are not considered an “immediate family member.”

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Taking the Corporation’s Opportunities

All Representatives of the Corporation owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises. Accordingly, all Representatives of the Corporation are prohibited from (a) taking for themselves opportunities that are discovered through the use of the Corporation’s property, information or position without the consent of a majority of the “qualified directors”; (b) using the Corporation’s property, information or position for improper personal gain; or (c) competing with the Corporation directly or indirectly.

Fair Dealing in All Activities

All Representatives of the Corporation should endeavor to deal fairly with the Corporation’s customers, suppliers, competitors and associates. No Representative of the Corporation should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair practice in connection with the Corporation’s business.

Use of the Corporation’s Assets

All Representatives of the Corporation should protect the Corporation’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Corporation’s profitability. As such, all corporate assets should be used for legitimate business purposes. Corporate equipment should not be used for non-corporate business, but incidental personal use may be permitted.

Confidentiality

The importance of confidentiality cannot be overemphasized. Security of information must be considered not only from outside the Corporation, but also from within. It is vital, therefore, that trade secret information, as well as confidential customer, shareholder or corporate information accessible to Representatives of the Corporation by virtue of their relationship with the Corporation, be held in the strictest of confidence, except when disclosure is authorized or legally mandated. An officer or associate of the Corporation should never access customer or co-worker account information without a business reason for doing so. No hint of knowledge concerning accounts, sources of income, financial status or obligations of a customer of the Corporation should be divulged to anyone other than authorized persons.

Trading in Financial Institutions Stock

The U.S. Securities and Exchange Commission, as well as certain laws, rules and regulations, regulate the purchase and other transactions in the Corporation’s stock by directors and certain officers of the Corporation.

The Board has approved an Insider Trading Policy that addresses federal securities laws and trading in the Corporation’s securities. All Representatives of the Corporation are expected to review and comply with the Corporation’s Insider Trading Policy, which is available on the Corporation’s intranet website or from the Corporation’s Chief Financial Officer or Corporate Secretary.

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Further, all Representatives of the Corporation should be careful not to create a perceived or real conflict of interest by making or holding a significant investment in a competing non-public financial institution.

Political Activity

Although the Corporation encourages its officers and associates to get involved in their respective communities, the Corporation does have certain limitations on the level of political involvement in order to not create a conflict of interest with the officer or associate’s responsibilities to the Corporation. Such conflicts include, but are not limited to, time away from work, potential conflicts with the Corporation’s customer base and/or the potential for perceptions of a conflict of interest.

As such, any officer or associate of the Corporation who is considering running for political office or who is approached to fill an appointed office in any city, county, state or federal government is required to give prior notice to their immediate supervisor and to the Chief People Officer, who will discuss the matter with the supervisor and then refer the matter to the Appropriate Administrative Body for disposition. The Appropriate Administrative Body will review each instance and make a decision based upon the amount of time spent away from work and/or the possible conflict of interest concerning the officer or associate’s employment with the Corporation. From time to time, there may be extenuating circumstances, but it will be the exception and not the rule.

Gifts and Entertainments

The Bank Bribery Amendments Act of 1985, 18 U.S.C. Section 215, (the “Bank Bribery Act”), prohibits all Representatives of the Corporation from (a) soliciting for themselves or for a third party (other than the Corporation itself) anything of value from anyone in return for any business, service or confidential information of the Corporation and (b) accepting anything of value (other than bona fide salary, wages and fees) from anyone in connection with the business of the Corporation, either before or after a transaction is discussed or consummated. For purposes of this policy, all references to a customer or vendor shall include potential customers or vendors.

The Bank Bribery Act does recognize instances where Representatives of the Corporation may appropriately accept gifts (anything of value in which you are not required to pay the retail or usual customary cost); however, caution should be exercised to avoid any appearance of improper influence. If a Representative of the Corporation is offered anything exceeding $100.00 in value, he/she is required to disclose that fact to the Appropriate Administrative Body through the Chief People Officer for final determination. No gifts should be accepted if a loan or contract for services is under pending approval or decision. Under no circumstances shall a cash gift or cash equivalent (i.e. gift card) be accepted.

Meals, gatherings, entertainment, invitations to join a customer or vendor at a sporting event, or other events at a customer’s expense should be evaluated and sound judgment exercised. The evaluation should include consideration of whether a Simmons associate would provide comparable benefits in the ordinary course of client development.

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Overnight trips that include lodging, meals and entertainment at the sole expense of a customer or vendor should be carefully evaluated. The Appropriate Administrative Body, through the Chief People Officer and the Associate’s Leader (if applicable), must be notified in advance of any intended overnight trip to discuss the appropriateness of the trip. There may be multiple factors to consider when evaluating the appropriateness of accepting an invitation involving an overnight trip. An invitation for an overnight trip to a hunting or fishing club may be acceptable provided the outing is customary for the community, and there is no intent, or appearance of intent, to corruptly influence any pending or future business decision. Acceptance of an overnight trip based on a family or personal relationship existing independent of any business relationship may be appropriate and acceptable. All Representatives of the Corporation are encouraged to refer to the Bank Bribery Act Guidelines, which covers the acceptance of gifts and entertainment, in making their decision as to whether or not it would be appropriate for them to accept.

It is the Corporation’s intent to comply with both the letter and spirit of the Bank Bribery Act. In doing so, all Representatives of the Corporation are expected to exercise common sense and prudent judgment to avoid potential corrupting influence while recognizing appropriate exceptions permitting the acceptance of certain gifts and entertainment. In cases of uncertainty, the Representative is encouraged to discuss the matter with the Chief People Officer, who will work with the Appropriate Administrative Body to make the final decision.

Criminal Activity

The Corporation is required to report to the appropriate authorities and the bonding company, any criminal activity involving financial transactions by the Corporation’s Representatives. Any Representative of the Corporation who has been convicted of a criminal offense involving dishonesty, breach of trust or money laundering, or has agreed to enter into a pretrial diversion or similar program in connection with a prosecution for such offense, may be subject to immediate dismissal.

Procedures for Reporting of Unethical Behavior or Violations of this Code

The Corporation must work to ensure prompt and consistent action against unethical behavior and violations of this Code. Any observed unethical behavior or violation of this Code is to be reported immediately to the Chief People Officer, who will refer the matter to the Appropriate Administrative Body for final determination. Any claim of a possible violation may be made anonymously if the claimant so desires, and all claimants will be provided confidentiality to the extent practicable in the handling of the potential violation.

Managers and supervisors who become aware of any of the following must immediately report, or ensure the associate reports to Human Resources:

(a)	Outside employment by an associate.

(b)	Breach of confidentiality by an associate.

(c)	An associate receiving a gift from a customer, with a value exceeding $100.00.

(d)	An associate’s intent to run for political office or fill a political position by appointment.

The Chief People Officer will refer all the above matters required to go before the Appropriate Administrative Body to such body for final determination.

Effect of Violations

Any violations of this Code can result in counseling, reprimand or dismissal, at the discretion of the Chief People Officer and the Appropriate Administrative Body.

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